UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                       ANCHOR GLASS CONTAINER CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03304B300
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                                 (CUSIP Number)

                                                   with a copy to:
    Jonathan Gallen                                Robert G. Minion, Esq.
    299 Park Avenue                                Lowenstein Sandler PC
    21st Floor                                     65 Livingston Avenue
    New York, New York 10171                       Roseland, New Jersey  07068
    (212) 284-7966                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         03304B300
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:             2,000,000*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        2,412,000*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:           0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,412,000*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   9.8%*
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14. Type of Reporting Person (See Instructions):  IA, IN
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* As of May 19, 2005, Ahab Partners,  L.P. ("Ahab"),  Ahab  International,  Ltd.
("International") and various private investment accounts (the "Accounts") held in the aggregate 2,412,000 shares of common stock, par value $0.10 per share (the "Shares") of Anchor Glass Container Corporation. Jonathan Gallen possesses sole power to vote and direct the disposition of 2,000,000 Shares held by Ahab and International. In addition, Mr. Gallen possesses sole power to direct the disposition of 412,000 Shares held by the Accounts. With respect to the Accounts, each of the Accounts has the right to exercise voting authority over the Shares held in each such Account. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 2,412,000 Shares, or 9.8% of the Shares issued and outstanding as of May 19, 2005.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the "Shares"), of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Anchor Plaza, 4343 Anchor Plaza Parkway, Tampa, Florida 33634-7513.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Jonathan Gallen, whose business address is 299 Park Avenue, 21st Floor, New York, New York 10171. Mr. Gallen serves, indirectly through one or more entities, as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of Ahab Partners, L.P., a New York limited partnership ("Ahab"), and Ahab International, Ltd., a corporation organized under the laws of the Bahamas ("International," and, together with Ahab, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties (collectively, along with Mr. Gallen's personal funds, the "Accounts").

          Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase Shares on behalf of Ahab, International, and the Accounts have come directly from the assets of Ahab, International, and the Accounts, respectively.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes on behalf of Ahab, International and the Accounts. Although Jonathan Gallen serves as a member of the board of directors of the Company, he has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, as filed with the Securities and Exchange Commission on May 10, 2005, there were 24,680,843 Shares issued and outstanding as of April 29, 2005.

          As of May 19, 2005, Ahab, International and the Accounts held in the aggregate 2,412,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of 2,000,000 Shares held by Ahab and International. In addition, Mr. Gallen possesses sole power to direct the disposition of 412,000 Shares held by the Accounts. With respect to the Accounts, each of the Accounts has the right to exercise voting authority over the Shares held in each such Account. Accordingly, for the purposes of Rule 13d-3 under the Securities
Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 2,412,000 Shares, or 9.8% of the Shares issued and outstanding as of May 19, 2005.

          The following table details the transactions during the sixty days prior to May 20, 2005 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                  I. The Funds
                                  ------------

                                   (Purchases)

        Date                          Quantity                      Price
        ----                          --------                      -----

    March 31, 2005                      111,409                     $2.01
    May 19, 2005                      1,000,000                     $1.22


                                     (Sales)

                                      NONE



                                II. The Accounts
                                ----------------

                                   (Purchases)

        Date                          Quantity                      Price
        ----                          --------                      -----

    March 31, 2005                      200,000                     $2.00
    April 6, 2005                        12,000                     $2.42
    May 19, 2005                        200,000                     $1.22


                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Gallen and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             May 23, 2005


                                             /s/ Jonathan Gallen
                                             -----------------------------------
                                             Jonathan Gallen, in his capacity as
                                             the  investment  adviser  for  Ahab
                                             Partners, L.P., Ahab International,
                                             Ltd. and the Accounts


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).